March 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Square 1 Financial, Inc.

Registration Statement on Form S-1, as amended (File No. 333-193197)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned representative of the participating underwriters (the “Representative”), hereby join in the request of Square 1 Financial, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement will be declared effective at 3:00 p.m. on March 26, 2014, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

As Representative of the Participating Underwriters

By:	/s/ Jennifer Docherty
Name:	Jennifer Docherty
Title:	Managing Director

cc: Michael R. Clampitt, Securities and Exchange Commission